RMS

17005592

OMB APPROVAL
OMB Number: 3235-0123
Expires: May 31, 2017
Estimated average burden
hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Washington DC
406

SEC FILE NUMBER
8-69287

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 AND ENDING 12/31/2016
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BCI Securities INC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 S BISCAYNE BLVD, SUITE 2350
(No. and Street)

MIAMI FL 33131
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ALVARO PEREYRA 305-929-5500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE LLP
(Name – *if individual, state last, first, middle name*)

333 AVENUE OF THE THE AMERICAS, SUITE 3600 MIAMI FL 33131
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM

aLB

OATH OR AFFIRMATION

I, Alvaro Pereyra, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BCI SECURITIES, INC, as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

YENEYSI PEREZ
MY COMMISSION # FF 206521
EXPIRES: March 5, 2019
Bonded Thru Notary Public Underwriters

Signature

CHIEF EXECUTIVE OFFICER

Title

State of FL
County of Miami D
Subscribed and sworn to (or affirmed) before me this 15 day of February 2017
By Alvaro Pereyra
Personally known ✓ OR produced Identification ____
Type Identification produced ____

Notary Public

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bci Securities, Inc.

Financial Statement as of December 31, 2016, and for the Year Ended December 31, 2016, and Report of Independent Registered Public Accounting Firm

BCI SECURITIES, INC.

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Certified Public Accountants
333 Southeast 2nd Avenue
Suite 3600
Miami, FL 33131
USA

Tel: +1 305 372 3100
Fax: +1 305 372 3160
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Bci Securities, Inc.

We have audited the accompanying statement of financial condition of Bci Securities, Inc. (the "Company") as of December 31, 2016, and the related statements of operations, cash flows and changes in stockholders' equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Bci Securities, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules I and II listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 15, 2017

BCI SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

ASSETS		
Cash and cash equivalents	$	2,139,973
Deposits with clearing organizations		250,000
Equipment, net of accumulated depreciation		87,610
Prepaid expense		54,453
Commissions receivable		8,189
Other assets		2,096
TOTAL	$	2,542,321
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Bonus payable		172,028
Accounts payable and accrued liabilities		160,354
Payable to clearing organizations		100,000
Due to related party	$	21,708
Total liabilities		454,090
STOCKHOLDERS' EQUITY		
Common stock, $0.01 par value -- $1,000 shares authorized, issued and outstanding		10
Additional paid-in capital		7,699,990
Accumulated deficit		(5,611,769)
Total stockholder's equity		2,088,231
TOTAL	$	2,542,321

See notes to the financial statements.

BCI SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUE		
Commissions	$	96,978
Principal Transactions		7,800
Interest		1,392
Other income		1,288
Total revenue		107,458
EXPENSES		
Employee compensation and benefits		1,518,583
Other general and administrative		398,887
Professional fees		197,962
Audit fees		152,250
Technology and communications		130,971
Floor broker, exchange, and clearance fees		126,501
Depreciation		32,173
Referral fees		16,405
Total expenses		2,573,732
NET LOSS	$	(2,466,274)

See notes to the financial statements.

BCI SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Shares issued and outstanding	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total
Balances December 31, 2015	1,000	$ 10	$ 4,199,990	$ (3,145,495)	$ 1,054,505
Capital contributions			$ 3,500,000		$ 3,500,000
Net loss				$ (2,466,274)	$ (2,466,274)
Balances December 31, 2016	1,000	$ 10	$ 7,699,990	$ (5,611,769)	$ 2,088,231

See notes to the financial statements.

BCI SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(2,466,274)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		32,173
Loss on sale of equipment		69,448
Changes in operating assets and liabilities:		
Deposits with clearing organizations		(250,000)
Prepaid expense		(30,868)
Commissions receivable		(8,189)
Other assets		29,421
Bonus payable		(7,002)
Payable to clearing organizations		100,000
Accounts payable and accrued liabilities		66,337
Accounts payable - related party		21,708
Total adjustments		23,028
Net cash used in operating activities		(2,443,246)
CASH FLOWS FROM INVESTING ACTIVITIES		
Disposition of equipment		17,610
Purchase of equipment		(80,861)
Net cash used in investing activities		(63,251)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions		3,500,000
Net cash from financing activities		3,500,000
NET INCREASE IN CASH AND CASH EQUIVALENTS		993,503
CASH AND CASH EQUIVALENTS - BEGINNING		1,146,470
CASH AND CASH EQUIVALENTS - ENDING	$	2,139,973

See notes to the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization — Bci Securities, Inc. (the "Company"), was incorporated on July 6, 2011, in the State of Florida. The Company is a wholly-owned subsidiary of Banco de Credito e Inversiones, S.A. ("BCI Chile and/or the "Parent"), and BCI Asesoria Financiera S.A., both of which are Chilean companies. On May 16, 2014 the Company was granted Financial Industry Regulatory Authority ("FINRA") membership as a registered broker dealer. The Company applied to the State of Florida to operate as a Registered Investment Advisor ("RIA"). On July 31, 2014, the Company was granted an RIA license by the Florida Office of Financial Regulation.

The Company is authorized to buy and sell equities, mutual funds, corporate debt, U.S. government bonds, sovereign debt and put and call options for its customers primarily residing in South America, in an agency capacity and charge a commission. The Company may enter into networking arrangements with banks, savings banks or credit unions. In addition, these arrangements may include kiosks which allow the Company to provide Bci Securities products and services at registered offices within banking institutions. In July 2016, the Company commenced sales operations.

Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents — The Company has defined cash equivalents as those highly liquid financial instruments purchased with a maturity of three months or less at the time of acquisition. The Company during the course of operations, may maintain cash balances in excess of federally insured limits.

Revenue Recognition — The company records commissions received from securities transactions on a trade-date basis. Commissions from securities, mutual funds, variable annuities, and insurance product purchases transacted directly with the product manufactures, are estimated for each accounting period. Clearing, execution, and referral fees related to these transactions are recorded based upon estimated payout ratios for each product as revenue is accrued.

Asset-based fees include amounts earned related to client sweep account investments, reimbursements and allowances from product providers related to the sale and custody of their products and are recognized when earned.

The company charges transaction fees for executing transactions on client accounts. Transaction related charges are recognized on a trade-date basis. Other fees are recognized as earned.

Interest income is recorded on an accrual basis. The company makes no provision for cancel/correction reversals or trade rejections.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

Property and Equipment — Property and equipment are recorded at cost. Expenditures for major betterments and additions are capitalized to the asset accounts while replacements, maintenance, and repairs, which do not improve or extend the lives of the respective assets, are charged to expense currently.

Depreciation — Depreciation of property and equipment is computed using the straight-line method at various rates based upon the estimated useful lives of the assets. The Company's equipment is depreciated over 5 years, and furniture and fixtures are depreciated over 7 years.

Income Taxes — The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records net deferred tax assets to the extent the Company believes these assets will more likely than not be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. In the event the Company were to determine that the Company would be able to realize its deferred income tax assets in the future in excess of its net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

As of December 31, 2016, the Company has a net operating loss deferred tax asset of $2,107,000 and has recorded a valuation allowance of $2,107,000 as management has determined on the weight of available evidence that it is more likely than not that the deferred tax asset will not be realized as of December 31, 2016. The Company is in a cumulative loss position with limited operating history of profitability and therefore a full valuation allowance is appropriate.

As of December 31, 2016, the Company has federal and state income tax net operating loss (NOL) carry-forwards of $ 5,599,499, which will begin to expire in 2031.

The Company accounts for uncertainty in income taxes by recognizing in its financial statements the tax effects of a position only if it is more likely than not to be sustained based solely on its technical merits; otherwise, no benefits of the position are to be recognized. Moreover, the more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. As of December 31, 2016, the Company has not recorded any unrecognized tax benefits in the accompanying statements of assets, liabilities, and stockholder's equity. Management does not expect that unrecognized tax benefits will increase within the next 12 months. In the event the Company were to recognize interest and penalties related to uncertain tax positions, they would be recognized in the financial statements as income tax expense.

Recent Accounting Pronouncements — In May 2014, the FASB and the International Accounting Standards Board jointly issued ASU No. 20149, Revenue from Contracts with Customers (Topic 606), which clarifies the principles for recognizing revenue and develops a common revenue standard for GAAP and International Financial Reporting Standards. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The ASU was originally effective for public entities for annual and interim periods beginning after December 15, 2016. In August 2015, the FASB issued ASU No. 201514, Revenue from Contracts with Customers (Topic 606), Deferral of the Effective Date, which defers the effective date by one year and allows early adoption for all entities, however not before the original effective date of annual reports beginning after December 15, 2016. ASU 201409 may be adopted retrospectively or under a modified retrospective method where the cumulative effect is recognized at the date of initial application. The Company is currently evaluating the impact of adopting this guidance on its financial position and results of operations.

2. OPERATIONS

The Company's working capital has been obtained from funds provided by its stockholders. In the absence of achieving profitable operations, the Company's liquidity is dependent upon the availability of continued funding from BCI Chile, and BCI Asesoria Financiera S.A. The Company received $1,750,000 of additional paid in capital in March 2016, and $1,750,000 of additional paid in capital in November 2016. For the period ending December 31, 2016, the Company received $3,500,000 of additional paid in capital. The Parent has committed to funding the Company through March 31st, 2018.

3. RELATED-PARTY TRANSACTIONS

The Company amended a services agreement with Banco de Credito e Inversiones, S.A., Miami Branch ("Bci Miami Branch") in March 2016. The affiliate is a Branch of BCI Chile. The agreement is for one year and expires on March 31, 2017. Under the terms of the agreement, Bci Miami Branch agreed to provide certain internet connectivity, infrastructure and technology services, accounting, and Human Resource services in exchange for a monthly fee. The fee is $2,122 per month, and may include other direct costs. In addition, the agreement includes health benefit costs for the Company employees at a cost determined by the insurance provider. For the year ended December 31, 2016, service expense and other direct costs incurred with Bci Miami Branch was approximately $ 23,688, and is included within other general and administrative expense in the statement of operations. For the year ended December 31, 2016 the Company paid $23,688 and as of December 31, 2016 the Company had no payables related to the service agreement.

During the year, the Company transferred equipment to Bci Miami Branch (See Note 6). In addition, certain expenses were paid by Bci Miami Branch. Expenses of the Company are examined and approved by an officer of the Company. After approval, Bci Miami Branch made payments on behalf of the Company. During the year ended December 31, 2016, the Company incurred expenses of approximately $1,125, which were paid by Bci Miami Branch. As of December 31, 2016, the Company paid approximately $1,125 to Bci Miami Branch for reimbursement of items paid on the Company's behalf. As of December 31, 2016, the Company had no receivables for equipment, and no payables to Bci Miami Branch for incurred expenses.

In March 2016, the Company entered into a networking agreement with Bci Miami Branch. The affiliate is a Branch of BCI Chile. The agreement is for one year and automatically renews annually unless any party gives written notice of termination. Under terms of the agreement the Company will pay a referral fee to Bci Miami Branch for the revenues associated with all accounts for brokerage services referred to Bci Securities pursuant to the agreement. The fee is 25% (twenty-five percent) of net revenues generated by Bci Securities for referred bank customer accounts. As of December 31, 2016 the company incurred costs of approximately $16,405 and reported as referral fees on the statement of operations. As of December 31, 2016, the company paid $12,400, and had $4,005 of payables related to the agreement and is included as a component of due to related party on the statement of condition.

In March 2016, the Company entered an expense sharing agreement with Bci Corredor de Bolsa ("BCB"), The affiliate is a subsidiary of Banco de Credito e Inversiones. Under the terms of the agreement the Company agreed to reimburse BCB for expenses related to supplies, staffing, information technology support and may include other indirect costs. In December 2016, the Company increased staffing in the affiliate office and began negotiations to amend the agreement. See subsequent notes. For the year ended December 31, 2016, service expense and other direct costs incurred with Bci Securities was approximately $93,410. Approximately $47,797 is included within wages, $26,481 is included in other general and administrative expense, and $19,132 is included technology and communications in the statement of operations. For the year ended December 31, 2016 the Company paid $75,708 and as of December 31, 2016 the Company had $17,702 of payables related to the service agreement and is included as a component of due to related party on the statement of condition.

In October 2015, the Company amended a lease for office space from Bci Miami Branch. Under terms of the addendum, the lease term is a one-year period beginning on January 1st of each year. The agreement is renewable for successive one-year periods on terms and conditions to be confirmed by the Company and Bci Miami Branch at time of renewal. For the year-ended December 31, 2016, rent expense incurred with Bci Miami Branch was approximately $55,195, and is included within occupancy expense in the statement of operations. The minimum annual rental commitment under the Company's office space lease at December 31, 2016 is approximately $76,080 for the year ended December 31, 2017.

4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to SEC Rule 15c3-1 and has elected to compute its regulatory net capital requirement in accordance with the Aggregate Indebtedness net capital computation. Regulatory net capital, as defined, shall be at least the greater of $5,000 or 6.7% of Aggregate Indebtedness, as defined. At December 31, 2016, the Company's regulatory capital, as defined, was $1,944,072, which was $1,913,799 in excess of its required regulatory net capital and the ratio of Aggregate Indebtedness, as defined, to regulatory net capital, as defined, was 0.2336 to 1.

5. REGULATORY CAPITAL NOTE

In accordance with the exemptive provisions of SEC Rule 17a-5(e)(4), the Company is exempt from filing the supplemental SIPC report in connection with its SEC certified annual report based on gross annual revenue of $500,000 or less. For the period Ended December 31, 2016, the Company had revenues of $107,458 and assessment expense amounted to $169 which is reported as a component of other general and administrative expense in the accompanying statement of operations.

For the period ended December 31, 2016, the Company had no subordinated borrowings and is exempt from the required Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

6. EQUIPMENT

Equipment at December 31, 2016 consisted of the following:

Property Plant and Equipment		
Furniture and fixtures	$	61,348
Office equipment		50,408
Less: Accumulated depreciation		(24,146)
Total Property Plant and Equipment, net	$	87,610

During the year ended December 31, 2016, the company purchased approximately $80,861 of assets, consisting of Furniture and fixtures of approximately $61,348 and equipment of $19,513. During the year ended December 31, 2016 the company disposed of approximately $87,088 of office equipment net of depreciation. A total of $17,610 is shown on the statement of cash flows as a component of investing activities. This cash flow is composed of approximately $11,080 of equipment transferred to Bci Miami Branch, a related party, and $6,530, received as a refund for fixed assets purchased in fiscal year 2015 and returned in January 2016. The Company incurred a loss of approximately $70,630 which includes approximately $69,448 loss on sale of assets as shown on the statement of cash flows and approximately $1,182 loss on a discontinued service agreement related to assets disposed. The loss of approximately $70,630 is recorded as a component of other general and administrative expense in the accompanying statement of operations.

7. COMMITMENTS AND CONTINGENCIES

On January 21, 2016, the Company received a completed contract from Pershing Clearing Corporation; wherein, Pershing Clearing Corporation will provide clearing services to the Company on a fully disclosed basis. Under terms of the agreement, the contract is for 5 years, the Company is required to maintain a clearing deposit with Pershing in the amount of $250,000. Either party may cancel the agreement with 180 days written notice. In the event of termination the Company may incur termination fees on a pro rata basis as shown below.

Delivery Date of Notice of Termination	Termination Fee
In year 1	$600,000
In year 2	$500,000
In year 3	$400,000
In year 4	$300,000
In year 5 and thereafter	$200,000

Additionally, in years one and two, the quarterly minimum payment to Pershing for services is $75,000 per quarter. In year three, and thereafter, the quarterly minimum payment to Pershing for services will be $125,000. Termination and pricing will be in effect starting with the first trade date.

8. SUBSEQUENT EVENTS

On January 18, 2017, the Company amended an expense sharing agreement with BCB. Under terms of the agreement the Company agreed to reimburse BCB for expenses related to supplies, staffing, information technology support and may include other indirect costs in the monthly amount of $17,490 plus value added tax of 19%. The Company registered staff in December 2016 and management estimated expenses expecting to ratify the amendment prior to December 31, 2016. On February 10, 2017 the parties agreed to waive the December 2016 expense increase for staff and cost increases in the month, resulting in a February 2017 reversal of approximately $7,172 of expense and $1,363 of the 19% value added tax.

On February 3, 2017, the Company paid approximately $172,000 of bonuses to employees which reported as bonus payable on the statement of financial condition as of December 31, 2016.

Subsequent events have been evaluated through the date that the financial statements were available to be issued on February 15, 2017. The Company has not identified any events that would require disclosure or have a material impact on the statement of financial condition, results of operations, or cash flows of the Company as of and for the year Ended December 31, 2016.

SUPPLEMENTARY INFORMATION

BCI SECURITIES, INC.

COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15C3-1

CREDITS		
Stockholder's Equity	$	2,088,231
DEBITS		
Equipment (net)		87,610
Prepaid expense		54,453
Other assets		2,096
Total debits		144,159
NET CAPITAL		1,944,072
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $5,000 OR 6.67% OF AGGREGATE INDEBTEDNESS OF $454,091		30,273
EXCESS NET CAPITAL	$	1,913,799
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.2336 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Bonus payable	$	172,028
Accounts payable and accrued liabilities		160,355
Payable to clearing organizations		100,000
Due to related party		21,708
Total aggregate indebtedness	$	454,091

BCI SECURITIES, INC.

RECONCILIATION OF FORM X-17A-5, PART II-A
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15C3-1

There are no material differences that exist between the above computation and the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

BCI SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND THE INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS OR DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption (k)(2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.

Deloitte.

Deloitte & Touche LLP
Certified Public Accountants
333 Southeast 2nd Avenue
Suite 3600
Miami, FL 33131
USA

Tel: +1 305 372 3100
Fax: +1 305 372 3160
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Bci Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report under Rule 17a-5(d)(4) of the Securities and Exchange Commission, in which (1) Bci Securities, Inc. ("the Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 15, 2017

Bci SECURITIES

200 South Biscayne Boulevard. Suite 2350
Miami, Florida. Zip code 33131
Phone: (305) 929.55.00
Fax: (786) 294.65.93

EXEMPTION REPORT PURSUANT TO RULE 17A-5(d)(4) UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2016

Bci Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

- Management is responsible for compliance with the exemption provision. The Company met the requirements of the identified exemption provision throughout the most recent period from January 1, 2016 through to December 31, 2016 without exception.

Bci Securities, Inc.

I, Alvaro Pereyra, affirm that, to my best knowledge and belief; this Exemption Report is true and correct.

By: __________

Title: Chief Executive Officer

February 15, 2017